

**DIVISION OF CORPORATION FINANCE**

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

Mail Stop 3720

December 1, 2008

David D. Smith
Chief Executive Officer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030

      **Re:    Sinclair Broadcast Group, Inc.**
              **Form 10-K for the Year ended December 31, 2007**
              **Filed February 29, 2008**
              **File No. 000-26076**

Dear Mr. Smith:

      We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director